Exhibit 14.2

Valuation and Qualifying Accounts.

Valuation and Qualifying Accounts	Opening Balance	Charged to Expense	Charged Against Income	Closing Balance
	(in thousands of U.S.$)
Deferred tax valuation allowance
December 31, 2003	25,038	—	18,748	6,290

December 31, 2002	43,070	12,258	30,290	25,038

December 31, 2001	54,468	—	11,398	43,070